UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14766
Energy East Corporation

(Exact name of registrant as specified in its charter) 52 Farm View Drive New Gloucester, ME 04260-5116 (207) 688-6300

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock (Par Value $.01)
Preferred Stock
Senior Debt Securities
Junior Subordinated Debt Securities
Guarantee with respect to Trust Preferred Securities of Energy East Capital Trust I
Guarantee with respect to Trust Preferred Securities of Energy East Capital Trust II

(Title of each class of securities covered by this Form) None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐

     Approximate number of holders of record as of the certification or notice date:

      Common Stock (Par Value $.01)
       Preferred Stock
      Senior Debt Securities
      Junior Subordinated Debt Securities
      Guarantee with respect to Trust Preferred Securities of Energy East Capital          Trust I
       Guarantee with respect to Trust Preferred Securities of Energy East Capital          Trust II

1 Holder 0 Holders 56 Holders 0 Holders 0 Holders 0 Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Energy East Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 3, 2008	By: /s/ Robert D. Kump Robert D. Kump Senior Vice President and Chief Financial Officer